DIRECT LED, INC.
1404 Broadway, Suite 2501
New York, New York 10018

January 17, 2013

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:	Direct LED, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed: December 11, 2012
File No.: 333-182737

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 14, 2012, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement (Amendment No. 5) that has been marked to indicate where appropriate changes have been made.

Risk Factors, Page 4

1.
The clarification as to the current status of our licensing agreement negotiations and a discussion relative to our capital requirements has been provided. Also, the risk factor has been revised to reflect our capital requirement and associated time frames.

Management’s Discussion and Analysis or Plan of Operation, Page 17

2.	Disclosure that the $320,000 capital infusion made as a contribution to capital by the Company’s majority shareholder has been provided. There is no agreement to be filed as an exhibit.

Exhibit 23.1

3.	A new consent from the independent firm has been filed as Exhibit 23.1.

Additional changes which present the Company’s operations in chronological order including intended future operations have been provided in the Summary, Risk Factors, Business of the Company and Management’s Discussion and Analysis sections of the Registration Statement.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

President